Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Coffee Class Corporation
880 Seven Hills Dr #205
Henderson, NV 89052
TheCoffeeClass.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Coffee Class Corporation
Address: 880 Seven Hills Dr #205, Henderson, NV 89052
State of Incorporation: NV
Date Incorporated: August 18, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives and Bonuses***</u>

Time-Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Audience-Based:

Preferred Investors : Investors who are friends or former colleagues of Kyle Cunningham

$1,000+ (Get 10% Shares Bonus!)

Amount-Based:

$500+ | 1st Perk Title

Note: Invest $500+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag tote bag! A branded mug, hat and glass.

Tote bag

Branded The Coffee Class Glass

$1,000+ | 2nd Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

$2,500+ | 3rd Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

$5,000+ | 4th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

$10,000+ | 5th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

The Coffee Class Quarterly Performance Call with the Leadership Team!

$50,000+ | 6th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

The Coffee Class Quarterly Performance Call with the Leadership Team!

Invitation to a Twice Annual Lunch or Dinner with the Leadership Team

The 10% StartEngine Owners' Bonus

The Coffee Class will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Overview

The Coffee Class is a Las Vegas born coffee bistro with sophisticated menu choices, specialty coffee and handcrafted lattes, and scratch made pastries. We provide a fast casual atmosphere for the discerning customer who prioritizes a warm welcoming experience and food that is second to none in quality.

The Coffee Class was founded in 2019 as an experiment to see if amazing coffee can be paired with amazing food in one sensational service oriented concept. We're on a journey to transform your daily grind with exceptional service, and a delicious experience, prepared every day with heart. We want to elevate your coffee house cafe experience to something you've never imagined by bringing you quality fresh baked pastries, amazing organic coffee and tea, and delicious all day food options.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for The Coffee Class LLC and any future LLCs (new locations). TCC Durango LLC and TCC Horizon LLC were formed as two new entities under the parent company KBC Companies LLC to manage our new Horizon and future Uncommons locations. On 8/18/2022, KBC Companies LLC converted to a Nevada C-Corporation, The Coffee Class Corporation.

Competitors and Industry

Competitors

We compete mainly with other boutique coffee shop cafes in the area. Mainly small operators such as Craft Kitchen, Le Cafe Du Lac, and Cafe Lola. We target the sophisticated and discerning cafe consumer looking for a quality product and willing to pay a premium for a quality experience.

Industry

Our industry is exciting because of the engagement each location creates with the target community it surrounds. Coffee is unlike a normal restaurant because it can be a daily (sometimes twice daily!) repeat customer base. The coffee business is the customer service industry. It’s not about coffee so much as it is service. Once you provide the amazing service, the great coffee is what keeps them coming back.

Current Stage and Roadmap

Current Stage

Our second location opened on August 10, 2022, with our grand opening on September 24, 2022. We expect to open our third location in the next 6 months.

Future Roadmap

Once these locations open successfully, we will then focus on our 4th and 5th Las Vegas locations in 2023 and expand to nearby Phoenix in 2024. From there, we plan to expand to other favorable demographic cities that will have an audience for our concept. Phoenix, Denver, Dallas, Reno, NV will be our next up.

The Team

Officers and Directors

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, Treasurer, Secretary
  Dates of Service: October 21, 2018 - Present
  Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $100,000 annual compensation.

Other business experience in the past three years:

- **Employer:** RE/MAX Advantage
  Title: Licensed Real Estate Professional + Co-Owner
  Dates of Service: February 01, 2007 - Present
  Responsibilities: Cunningham Group is a family owned real estate team in Henderson, NV. We focus on helping people achieve their real estate goals throughout the Las Vegas valley. In addition to helping countless sellers get the highest price possible for their homes, we also specialize in assisting first time homeowners to achieve their dreams of home ownership as well as offer a New Home Concierge program to assist clients of all stripes to achieve the dream of new construction. Cunningham Group proudly supports local charities by giving a portion of every commission to causes that help the youth in our community overcome obstacles to their success. Kyle is a partner but does not actively work day-to-day in the Real Estate business, his primary focus is The Coffee Class.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, operating a cafe that sells food and beverages. Our revenues are therefore dependent upon the market for this type of service.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Coffee Class is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, Internet domain names, and trade secrets. We believe one of the

most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Cunningham	2,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,500,000 outstanding.

Voting Rights

Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly-authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be voice vote; but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Negligible, Founder's Shares
  Date: August 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2021 was $1,003,056, more than double that of fiscal year 2020 $460,437. 2021 was our first full year open due to the pandemic. As we were operating for a full year, we were able to generate more revenue from our first location.

Cost of sales

Cost of sales in 2021 was $473,816, more than double the $225,073 in fiscal year 2020. Similarly, our cost of sales increased because our location was open for an entire year in 2021, as opposed to 2020.

Gross margins

2021 gross margin was -$197,241, compared with $-119,078 in 2020. We also implemented restaurant management software that allows us to track price variations in the market and lower food costs. Also, our post-COVID sales more than doubled our abbreviated first year. 2021 sales surged nearly 100% over 2020. And we've consistently averaged +20% in 2022 over 2021. We also spent funds in 2021 in order to open a second location in 2022 which decreased our margins.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, rents, food, laborm marketing, fees for professional services, research and development expenses and expansion to a second location. Expenses in 2021 increased to $764,153 in 2021 from $341,811 from 2020 due to these costs.

We opened in 2019 late in the year. So limited income and a lot of startup expenses that year. Year 2 was the "COVID" year. We closed from March to June 2020 and reopened. We have operated continuously since June 16, 2020. Our post COVID sales more than doubled our abbreviated first year. 2021 sales surged nearly 100% over 2020. And we've consistently averaged +20% in 2022 over 2021.

Key drivers of our sales growth have been greater market awareness, mastering our social media outreach and spend, fine tuning our product rollout schedules and planning, and putting out more and more innovative and interesting products that appeal to our customer demographics.

Historical results and cash flows:

We've only tapped the surface of our potential growth. Our customer base is wide and far. We have a huge audience in the northwest and west side who infrequently visit The Coffee Class due to the distance. We know there is a huge demand for us in those areas. When we opened our Horizon location, not only did we not see any drop off at our Eastern location, but we've set 5 of 7 daily records in September at that location. Sales have surged. We believe we will see a similar result when we open at Uncommons. That location will also have the benefit of being surrounded by massive customer foot traffic and drive by traffic that we can access. We are building our locations carefully so they pull from new audiences or infrequent customers we want to capture more often.

We've invested in upgrading our outdoor seating at our Eastern location, improving the hard product for our discerning guests, improving our lunch program, adding afternoon dazzling baked goods (which is part of the reason for the recent sales surge) and other innovations to continue to grow and attract a complete day time audience. We expect continued growth so long as we continue to innovate, provide excellent guest experiences and monitor our bottom line spending to ensure we are hitting maximum profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 12, 2022, the Company has capital resources available in the form of amount of $116,665. This is all made up of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As we are currently generating revenue, we believe the funds of this campaign are not critical to our company operations.

However, the funds are are critical to our ability to grow the company beyond this point.

We have other funds and capital resources available in addition to the funds from this

Regulation Crowdfunding campaign to operate the company currently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. We currently have enough sales income to pay for our current burn rate of expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely based on current revenue generation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $270,300.00
  Interest Rate: 3.75%
  Maturity Date: March 06, 2051

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including:

Current revenue of its primary location: $1,500,000 annual revenue at Eastern location (3x revenue). As of August 2022 our YTD revenue is at $802,429 with three months left in the year and the launch of our second location in September 2022. We are expecting to hit an additional $700,000 in revenue. Please note that this is a future projection and is not guaranteed and refer to our disclaimer below. This is solely being used for the purposes of preparing our valuation.

Current value of equipment assets: $150,000 in Equipment Eastern location

Current value of improvements on the leasehold: $200,000 Leasehold Improvements Eastern

Current value of equipment assets at Horizon: $150,000 in Equipment Horizon Location

Current value of improvements of the leasehold for location 2: $300,000 Leasehold Improvement for Horizon location

We aggregated the above with a multiple of 2x as we plant to launch additional locations. We are currently generating revenue at our Horizon location, but as it is new, we did not consider this current revenue in the calculation.

Based on these factors and our build-up of the Horizon location, we conservatively estimate a valuation of $5M.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock and no outstanding convertible securities.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S

ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  60.0%
  We intend to use a majority of the funds raised on expanding our company by adding a third location.

- *Marketing*
  5.0%
  We plan to increase our marketing efforts via direct mail and social media.

- *Working Capital*
  29.5%
  We plan to use the working capital to support our expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at TheCoffeeClass.com (thecoffeeclass.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-coffee-class

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Coffee Class Corporation

[See attached]

KBC Companies LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents

TESSERACT ADVISORY GROUP

Independent Accountant's Review Report

Kyle Cunningham
KBC Companies LLC
Las Vegas, NV

We have reviewed the accompanying financial statements of KBC Companies LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of KBC Companies LLC (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

____
Philip Debaugh, CPA

OWINGS MILLS, MD
March 14, 2022

KBC Companies LLC

Balance Sheet

As of December 31, 2021 and 2020

	Note	2021 $	2020 $
Assets			
Current Assets			
Cash and cash equivalents	1.h	161,805	2,225
Inventories	1.i	6,117	4,359
Total Current Assets		167,922	6,584
Noncurrent Assets			
Property and equipment, net	3	258,917	172,808
Goodwill	1.g	4,000	4,000
Noncompete intangible, net of accumulated amortization	1.g	8,389	9,056
Security deposits		12,538	3,087
Total Noncurrent Assets		283,844	188,951
Total Assets		451,766	195,535
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accrued payroll and related benefits		5,166	-
Sales tax payable	1.n	12,932	21,471
Debt, current	4	139,866	153,206
Total Current Liabilities		157,964	174,677
Noncurrent Liabilities			
Debt, noncurrent	4	568,734	123,853
Total Noncurrent Liabilities		568,734	123,853
Total Liabilities		726,698	298,530
Members' Equity			
General partners' (members') capital		34,906	9,602
Accumulated Deficit		(309,838)	(112,597)
Total Members' Equity		(274,932)	(102,995)
Total Liabilities & Members' Equity		451,766	195,535

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

KBC Companies LLC

Statement of Income

For the years ended December 31, 2021 and 2020

	Note	2021	2020
		$	$
Sales	1.I	1,003,056	460,437
Cost of sales		473,816	225,073
Gross Profit (Loss)		529,240	235,364
Operating Expenses			
Salaries and wages		442,291	162,685
Payroll taxes		45,673	26,600
Employee benefits		3,073	1,158
Advertising and promotion		58,519	28,904
Automobile		316	95
Communications and information technology		16,518	10,622
Depreciation	3	44,888	34,640
Gifts		2,444	
Intangible asset amortization	1.g	667	667
Insurance		4,518	1,938
Legal and other professional fees and services		30,154	15,861
Meals and entertainment		470	25
Office supplies		21,260	8,229
Rent		35,787	23,671
Repairs and maintenance		28,754	12,309
Taxes other than income taxes		3,468	4,707
Training		61	
Travel		7,528	
Utilities		11,078	10,436
Other operating (income) expense		6,686	(736)
Total Operating Expenses		764,153	341,811
Operating Income (Loss)		(234,913)	(106,447)
Other Income (Expense)			
Interest expense		(37,328)	(22,631)
PPP Loan Forgiveness	5	75,000	
EIDL grant income	6		10,000
Total Other Income (Expense)		37,672	(12,631)
Net Income (Loss)		(197,241)	(119,078)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

KBC Companies LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2021 and 2020

	Members' Capital $	Accumulated Deficit $	Total Members' Equity $
Balance at January 1, 2020	(48,707)	6,481	(42,226)
Net income (loss)	-	(119,078)	(119,078)
Members' Contributions	58,309	-	58,309
Balance at December 31, 2020	9,602	(112,597)	(102,995)
Net income (loss)	-	(197,241)	(197,241)
Members' Contributions	25,304	-	25,304
Total	34,906	(309,838)	(274,932)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

KBC Companies LLC

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(197,241)	(119,078)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	45,555	35,307
(Gain) loss on extinguishment of debt	(75,000)	(10,000)
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(29,445)	25,307
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	(1,758)	(4,359)
Security Deposits	(9,451)	(3,087)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	5,166	2,491
Sales tax payable	(8,539)	-
Net Cash Provided by (Used in) Operating Activities	(241,268)	(98,726)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(106,097)	(64,467)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	708,700	275,100
Repayment of debt	(227,059)	(171,852)
Proceeds from members' contributions	25,304	58,309
Net Cash Provided by (Used in) Financing Activities	506,945	161,557
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	159,580	(1,636)
Cash, cash equivalents, and restricted cash at beginning of year	2,225	3,861
Cash, Cash Equivalents, and Restricted Cash at End of Year	161,805	2,225

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	37,328	22,631

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

KBC Companies LLC (the Company) is the parent company of The Coffee Class LLC, a Las Vegas born specialty coffee house serving excellent premium coffee and delicious food. The Coffee Class was incorporated in the State of Nevada in 2018. The Company also owns TCC Horizon LLC, incorporated in the State of Nevada in 2021, as the second location of The Coffee Class concept to be operated in Henderson, Nevada. This second location is not yet operating but has commenced construction on the buildout of this second location.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Principles of consolidation

The financial statements include the accounts of KBC Companies LLC and its wholly-owned, controlled subsidiaries, The Coffee Class LLC and TCC Horizon LLC. All intercompany accounts and transactions have been eliminated in consolidation.

d. Use of estimates

i. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

ii. Impairment of inventory

The company is required to carry inventories at the lower of cost or net realizable value. Management assesses the value of inventory that is likely to be sold below cost using historical experience and estimates on the likely sell through rates of various items of inventory, and has provided an allowance for this amount. The key assumptions are reviewed annually.

To the extent that these estimates prove incorrect, the company may be exposed to potential additional inventory write-downs in future periods.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

f. Recent accounting pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after

December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

g. Intangible assets and Goodwill

The Company acquired goodwill and a non-compete agreement intangible asset in the 2019 fiscal year. The Company amortizes its non-compete intangible on a straight line basis over a 15 year period. Goodwill is recorded at cost and is not amortized. The estimated useful life of of intangibles cannot be predicted with complete certainty. The company's measurements are based upon management's estimates which reflect the company's planned courses of action and probable economic conditions. Changes in future conditions could require a material change in the amount of the unamortized balances. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. As of December 31, 2021 and 2020 the accumulated amortization of the Company's non-compete intangible was $1,611 and $944, respectively.

The Company reviews its long-lived assets, including Goodwill and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

For the years ended December 31, 2021 and 2020, the Company did not recognize any impairment expense.

h. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents.

i. Inventories

All inventories are finished goods and valued at the lower of cost and net realizable value. The cost of finished goods is determined on a first-in, first-out basis.

j. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Leasehold improvements	15 years
Machinery, equipment, furniture and fixtures	5 - 7 years

k. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The LLC considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

l. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue is comprised of sales of finished goods at its retail locations. Revenue is recognized at the point of sale.

m. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings. The Company files tax returns in the U.S. federal jurisdiction and in the state of Nevada.

n. Sales taxes

Taxes assessed by government authorities that are directly imposed on a revenue transaction are recorded on a net basis and are therefore excluded from sales. The sales tax obligation is included in accrued payables until the taxes are remitted to the appropriate taxing authorities.

o. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. Comprehensive income

The company does not have any comprehensive income items other then net income.

q. Subsequent events

Management evaluated all activity of the company through March 14, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Property, plant, and equipment

The historical costs of the company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

	2021 $	2020 $
Machinery and equipment	198,303	149,470
Leasehold improvements	145,563	63,400
Furniture and fixtures	3,640	3,640
Total Cost	347,506	216,510
Total Accumulated Depreciation	(88,589)	(43,702)
Total	258,917	172,808

Depreciation expense was $44,888 in 2021 and $34,640 in 2020.

4. Debt

At December 31, 2021 and 2020, the Company's debt obligations are summarized as follows:

Description	2021 $	2020 $
$48,207 36-month Equipment Financing Agreement dated June 7, 2019 with $1,750 monthly payments including interest and a $4,585 advance financing payment due upon signing	-	36,538
$24,000 Payment Rights Purchase and Sale Agreement that assigns 20% of future daily sales to Lender. A daily payment of $273 and a total repayment amount of $33,360.	-	6,263
$15,000 Future Receivables Sale Agreement dated December 9, 2019 that assigns $21,150 of future funds received for sale of products to services to the Lender. A daily payment amount $144 and a purchased percentage of 7.01%	-	8,367
$26,100 Capital Loan Contract dated February 10, 2020 with a fixed factor of $3,915 and a total repayment amount of $30,015 to the Lender. A daily repayment is made using a holdback percentage of 9.65% and a target maturity of 270 days.	-	18,924
Paycheck Protection Program ("PPP") Loan received from the U.S. Small Business Administration ("SBA") dated April 18, 2020. The Loan comes with an interest rate of 1% per year and monthly payments of $4,221 of principal and interest beginning 7 months following disbursement of loan. Refer to Note 5 - "PPP Loan" for more details. 5	-	75,000
$150,000 Loan with Costarmos LLC dated January 23, 2020 with $4,000 monthly payments and end date of April 1, 2024.	-	131,967
$600,000 Promissory Note with Costarmos LLC with 11% interest and $5,500 monthly payments from November 2021 - April 2022 and 54 $14,137 monthly payments continuing until October 2026; Collateralized by $600,000 life insurance policy	600,000	-
$108,700 EIDL Loan received from the U.S. Small Business Administration ("SBA") dated March 3, 2021. The Loan comes with an interest rate of 3.75% per annum and monthly payments of $530 of principal and interest beginning 12 months following disbursement of loan and a total term of 30 years.	108,600	-
Total Debt	708,600	277,059
Less: Current Portion	(139,866)	(153,206)
Total Long-Term Debt	568,734	123,853

Interest expense for the years ended December 31, 2021 and 2020 was $37,328 and $22,631, respectively.

Future repayments of principal and interest for the next five years are as follows:

Year Ending December 31,	$
2022	139,866
2023	176,004
2024	176,004
2025	176,004
2026	147,730
Total	815,608

5. PPP Loan

On April 18, 2020, the Company was granted a loan (the "Loan") from ReadyCap Lending, LLC in the aggregate amount of $75,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan matures 2 years from the date of the first disbursement and bears interest at a rate of 1.00% per annum, payable monthly commencing 7 months from the date of disbursement. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred. The Company used the entire Loan amount for qualifying expenses as described in the CARES Act, the full Loan amount was forgiven in 2021. Accordingly, the Company recognized $75,000 in Other Income for the debt forgiveness for the year ended December 31, 2021.

6. EIDL Grant

On April 21, 2020, the Company received loan proceeds of $10,000 under the EIDL Advance Grant program from the U.S. Small Business Administration. These loans were made eligible to businesses that were impacted by the COVID-19 pandemic and met certain eligibility requirements. The funds do not have to be repaid. Accordingly, the Company recognized $10,000 in Other Income for the year ended December 31, 2020.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Coffee Class

Elevating the Coffee House Experience


THE COFFEE CLASS
EST 2019
Specialty Coffee House
exceptional coffee and tasty treats...

Website | Henderson, NV | FOOD & BEVERAGE

$0.00 raised

0 Investors	$5M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The Coffee Class is a Las Vegas coffee bistro bringing sophisticated menu choices to our expanding customer base. We are dedicated to quality and innovation, featuring specialty coffee, handcrafted lattes, incredible savory dishes, and scratch-made pastries at each of our locations. Our sales doubled from 2020 to 2021 at our first location and is trending more than 20% up over 2021 so far this year. We are celebrating our Grand Opening of our second location in East Henderson on September 24, 2022 and have approved plans in place to begin immediate construction on a third.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We combine high-quality ingredients and creative recipes with excellent service, delivering an exceptional coffee house experience to our customers that is second to none.
- We are bringing premium, organic, specialty coffee and food to a market of nearly 3 million people.*
- Since our launch, we have built a loyal community of coffee lovers, with over 32,000 Instagram followers and 20%+ year-over-year growth in 2022.

**Information from Las Vegas Convention and Visitors Authority (Source)*

OVERVIEW

Bringing Quality Coffee Bistros to the Las Vegas Area

We founded The Coffee Class in 2019 on a mission to pair amazing coffee with equally incredible food in one sensational service-oriented concept. Three years later, we have experienced explosive growth on our journey to transform our customers' daily grind with quality fresh baked pastries, amazing organic coffee and tea, and delicious all-day food options. As we expand to new locations, we continue to build our loyal community by serving freshly prepared food and beverages.


&
Elevate
your coffee house experience
Transform
your daily grind

THE PROBLEM & OUR SOLUTION

Exceptional Service and Outstanding Coffee

Too many coffee shops in Las Vegas deliver the same old generic menu items, often pre-prepared and made without high quality ingredients. We partner with nationally renowned roastery Onyx Coffee to source the highest-quality coffee from around the world and, craft delicious, creative drink recipes.


Exceptional.
Bold.
Passionate.

We understand that when earning repeat customers, quality food and drink are equally as important as warm, welcoming customer service. We train all our employees with values of authenticity and individuality to be knowledgeable and enthusiastic about our menu.


THE COFFEE CLASS

THE MARKET & OUR TRACTION

Expanding Our Reach in a Massive Market

The retail value of the U.S. coffee market is estimated to be $48 billion with specialty coffee comprising approximately 55% value share. 35% of adults aged 18-24 drink specialty coffee daily (Source). We target the 18-65 year old professional demographic, engaging higher income customers, including parents with their kids, single working adults, and college students. Through our aesthetic, we also attract a lot of "coffee dates" and serve as an attraction for weekend brunch crowds. Our Instagram engagement metrics have indicated that our guests and follower base are predominantly women.


We have built a loyal community of
32k+ Instagram followers

Our company has consistently grown since our launch, doubling our sales from 2020 to 2021 and growing at a year-over-year (YoY) rate of 20-25% in 2022. We recently opened our second location, and have completed permitting and final approvals to begin construction on our third location at the Uncommons, an upscale development in the heart of the popular, up-and-coming Southwest Las Vegas.

We have secured a trademark for The Coffee Class.



WHY INVEST

A Beloved Coffee House Ready to Scale



Join us in our mission to
Elevate the coffee house experience

We are at a time of exciting growth, with new locations opening soon and a robust community of coffee lovers. As we master our expansion process, we envision opening new locations beyond Las Vegas, starting in Phoenix, Denver and Dallas. With significant growth and the highest quality service out there, we are ready to share our delicious coffee, tea, and food with as many people as possible.

July 2019



Our Company Launches!

We opened Summer 2019 at 8878 S Eastern Ave in Las Vegas

July 2020

Exit from COVID Shutdowns

We embraced our "2nd act" with a reopening post COVID. A branding reimagining and the exit of one of the original investors leaving Kyle Cunningham the 100% sole owner.

September 2020



The Coffee Class introduces specialty hand made poptart pastries

The Coffee Class introduces specialty poptart pastries.

August 2021



The Coffee Class Celebrates Two Years

Our Two Year Anniversary was marked with enormous sales and we realized the community investment in our brand was deep.

October 2021

The Coffee Class at Horizon Planning Begins

We secured the space and began the planning process for our 2nd location in East Henderson.

April 2022



The Coffee Class at Uncommons is Announced

Principal planning completed and permitting underway; public announcements from the Uncommons team made about our next location!

August 2022



The Coffee Class Reaches New Heights

The Coffee Class completes it's 2nd largest sales day ever on anniversary celebration day, more than $7,000 in sales.

August 2022



The Coffee Class at Horizon Begins Soft Open

Soft Open phase begins at our second location. Outdoor seating/covered patio completion and Grand Opening Event will be September 24th.

September 2022



Construction Begins on Uncommons

With the funds raised on Start Engine, our Uncommons location will begin construction.

October 2022

Launched on StartEngine

Now YOU can own a part of our company!

ANTICIPATED: January 2023

The Coffee Class opens at Uncommons

We're very excited about this dynamic space in the heart of the New Las Vegas southwest.

ANTICIPATED: May 2023

The Coffee Class 4th Location Opens

With funds raised on Start Engine, we will begin planning, secure a space, and start construction on our 4th location in January.

In the Press

SHOW MORE

Meet Our Team



Kyle Cunningham

CEO/Founder, Director, Treasurer, Secretary

Kyle Cunningham grew up in Las Vegas and is a proud alum of UNLV. He was one of the youngest GMs in the history of Yum Brands, achieving that role at the age of 20. After 7 years working in various restaurant concepts for Yum Brands (such A&W, KFC, Long John Silvers, and Pizzahut), he left the company to finish college. After declining a full ride scholarship to law school, he instead pursued a real estate career and built experience in both residential and commercial real estate as well as property management. In 2019, after 12 years in real estate, he decided his passion was back in restaurants. After years of solo travel around the world in between real estate deals, Kyle realized that Las Vegas was sorely lacking in quality coffee concepts. He dreamed of a coffee concept that would evoke the warmth and heart of a Parisian cafe, the upscale sophisticatin of an Los Angeles restaurant, and an environment specifically geared towards adults; specifically professionals.

He developed The Coffee Class. A concept designed to marry a love for the quality and concept of coffee with the warm and sophisticated energy that has come to define it.



Chef Beth Ryan Small

Executive Chef

Chef Beth came to The Coffee Class with decades of experience and professional knowledge from working on kitchens on the strip and beyond. She is an expert baker and a top notch savory chef, too. She specializes in American comfort food as well as French baking concepts. She's been integral to getting our kitchens operating at a high level, in concert with seasoned baking team members, our Sous Chef at our Eastern location and many dedicated support staff that work our kitchens every day.



Noah Ahina

General Manager - Horizon Location

Noah joined The Coffee Class in 2020, immediately after the onset of the pandemic. He joined as a barista but quickly proved himself through exceptional innate leadership, incredible work ethic and an embodiment of everything it means to be a leader at The Coffee Class: committment to mentorship; commitment to community engagement and commitment to bringing high energy and positive leadership every day. He made it impossible not to promote him time and time again. His latest achievement was the incredibly tough role of opening our 2nd location. He pulled long hours without complaint and put the kind of passion and energy into the job that is a marvel to see. He's as critical a piece of our leadership team as anyone and someone we're proud to have on the team.



Savannah Carson

General Manager - Eastern Location

Savannah joined our team earlier in 2022. She quickly proved herself an amazing communicator, natural leader and passionate representative for our brand. She embodies the kind of incredible work ethic that seems to be contagious at The Coffee Class leadership table! A mom to two young sons and a former leader in the Cannabis industry as well as at local concept Greens & Proteins, she's an invaluable addition to this team and an all around great human.



Maggie Stephens

Development Coordinator

Maggie fills in a myriad of roles at The Coffee Class. Along with our executive chef, Maggie is the longest tenured team member at The Coffee Class. She started as a barista in 2019 and worked her way into a leadership role and eventually into a development role. She coordinates with customers on special events, catering orders, and charitable outreach. She handles our marketing and public relations initiatives, coordinates with content creators for our vibrant social media channels, and also coordinates development for new specialty lattes (such as our top selling S'mores Latte and our Maple Blueberry Latte). She also occassionaly fills in when needed anywhere else. So yes she wears many hats. Her intimate knowledge of the operations, the customers, the brand, and the vision of the CEO make her presence invaluable.

Offering Summary

Company	:	The Coffee Class Corporation
Corporate Address	:	880 Seven Hills Dr #205, Henderson, NV 89052
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$5,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Audience-Based:

Preferred Investors : Investors who are friends or former colleagues of Kyle Cunningham

$1,000+ (Get 10% Shares Bonus!)

Amount-Based:

$500+ | 1st Perk Title

Note: Invest $500+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag tote bag! A branded mug, hat and glass.

Tote bag

Branded The Coffee Class Glass

$1,000+ | 2nd Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

$2,500+ | 3rd Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

$5,000+ | 4th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

$10,000+ | 5th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

The Coffee Class Quarterly Performance Call with the Leadership Team!

$50,000+ | 6th Perk Title

Note: Invest $1000+ and receive access to a private Facebook Group + Free The Coffee Class investor-only swag! Receive:

Tote bag

Branded The Coffee Class Glass

The Coffee Class mug!

10% Discount Card Good at Any Location!

Embroidered Custom The Coffee Class Polo or Button-Down Shirt

The Coffee Class Branded Hat

The Coffee Class Quarterly Performance Call with the Leadership Team!

Invitation to a Twice Annual Lunch or Dinner with the Leadership Team

The 10% StartEngine Owners' Bonus

The Coffee Class will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Existing platform users bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Coffee Class to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kyle:

“Hi, my name is Kyle Cunningham with The Coffee Class.

We have an amazing concept consisting of great specialty coffee, fresh handmade pastries, and inviting warm décor that our customers have come to really enjoy.

We serve such customer favorites as our shaken chai latte, an array of delicious espresso lattes, and tea lattes, such as our rose tea that includes edible rose petals right on top.

I love my team of baristas, cooks, and other team members, including our executive chef, and our managers are working hard every day to bring this concept to life.

We have big plans to continue to grow. We have a recent place and secured a location the Uncommons Development in Southwest Las Vegas.

Our Uncommons location will be our Southwest Hub and an opportunity for us to serve in an amazing mixed use office concept.

I will supply conventions and local office workers every single day.

We are really excited to grow our company and I hope you will join us in the effort.

Thank you for listening.”

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.